Mail Stop 3561

September 30, 2008

Mr. Richard J. Heckmann
Chairman and CEO
Heckmann Corp.
75080 Frank Sinatra Drive
Palm Desert, California 92211

> **Re: Heckmann Corp.**
> **Amendment No. 3 to Form S-4**
> **Filed September 30, 2008**
> **File No. 333-151670**

Dear Mr. Heckmann:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note the amendments to the merger agreement and changes to the consent, undertaking, and other agreements. It appears that the renegotiation of the consideration and other terms, including changes to the amount of cash received for shares of China Water, may be deemed a sale of securities under Section 5 of the Securities Act. Please advise us of the exemption from registration in light of the general solicitation associated with a pending registration statement.

Questions and Answers about the Heckmann Special Meeting, page v

2.   Please revise the answer to the second Q&A on page vi, page 53, and where appropriate to clarify the reasoning and overall effect of the $120 million decrease in cash paid by Heckmann. For example, although it is clear that the recent instability in the credit markets was a reason to preserve $120 million for the post-merger company, it is unclear why the instability in the credit markets resulted in what appears to be a decrease of $120 million to the previously negotiated purchase price. As another example, given what appears to be a $120 million decrease to the purchase price, which had been approximately $625 million, it is unclear why the renegotiated amount is not less than the approximately $550 million disclosed in the letter to shareholders. Please revise accordingly.

Summary, page 1

3.   Please revise page six of the the summary to identify the "two other members of management of China Water" and "the recipients of Mr. Xu's shares."

China Water Management's Discussion and Analysis, page 111

Acquisitions in Process, page 112

4.   We note that China Water anticipated closing on three acquisitions in the third quarter of 2008. Please revise the disclosure regarding the anticipated closing date as appropriate.

Unaudited Pro Forma Condensed Combined Financial Information, page 135

5.   We note in adjustment (b) on page 137 that you assumed that all China Water stockholders that have not made an election to date will elect to take Heckmann common stock in determining total estimated consideration for the acquisition of China Water. Please describe how the estimated consideration could change based upon the election of China Water stockholders to accept cash of $5.00 instead of Heckmann common stock. In this regard, provide a range of the maximum and minimum cash and/or common stock consideration that may result upon these elections being made.

6.   We note on page 44 and that Heckmann is obligated to pay contingent payments of $145.5 million if its fiscal year 2009 adjusted net income exceeds $90.0 million. Please disclose the terms of the contingent consideration within a footnote to your Unaudited Pro Forma Condensed Combined Financial Information.

Executive Compensation, page 152

7.   We note the revised disclosure on page F-50 regarding the fair value of shares placed into escrow that was charged to income as stock-based compensation expense when the shares were released from escrow during the year ended December 31, 2007. Please revise page 152 to provide executive compensation disclosure for Mr. Xu's stock-based compensation, and any other compensation for the fiscal year, or advise.

China Water and Drinks, Inc. Consolidated Financial Statements for the Years Ended December 31, 2005, 2006 and 2007, page F-25

Note 14. Stockholders' Equity, page F-50

8.   We note that the fiscal year 2007 performance target under the Make Good Escrow Agreement was the achievement of after-tax net income of at least $19 million, and that the Company has achieved the target for the year ended December 31, 2007. China Water presents on page F-29 after-tax net loss of $35,006 thousand. Please revise your disclosure to clarify that the target was not net income, rather net income before compensation relating to the make good escrow arrangement and expense relating to the beneficial conversion feature, as a result of the September 19, 2008 amendments to this Agreement.

Hutton Holdings Corporation Unaudited Pro-Forma Combined Statements of Operations, page F-138

9.   We note the presentation unaudited pro forma combined balance sheets and statements of operations of Hutton Holdings Corporation that appear to represent the combined balance sheets and statements of operations prepared to reflect the exchanges of equity interests between entities under common control pursuant to paragraph D11 to D18 of SFAS 141. Please revise to either (1) provide complete audited combined financial statements for 2006 and 2005, or (2) remove the pro forma combined balance sheets and statements of operations for 2006 and 2005 as each of the predecessor companies' audited financial statements are presented. In addition, tell us why you have not provided interim financial statements that comply with Rule 8-03 of Regulation S-X. In this regard, we note that the combined financial statements as of and for the six months ended June 30, 2007, do not include a statement of cash flows and footnotes.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact John Archfield at (202) 551-3315 or Ryan Milne, Accounting Branch Chief, at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin S. Kim at (202) 551-3297 or Jim Lopez, Legal Branch Chief, at (202) 551-3536 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Steven D. Pidgeon, Esq.
        Fax (480) 606-5524